Exhibit 99.1

NICE Reports Second Quarter 2011 Results; Record Revenues and Improved Profitability

Ra’anana, Israel, July 27, 2011 - NICE Systems (NASDAQ: NICE), today announced results for the second quarter ending June 30, 2011.

Second Quarter 2011 non-GAAP Highlights Include:
•	Record revenues at $197 million,16% up from the second quarter 2010
•	Operating income increased 21% year-over-year; operating margins up at 18.3%
•	Net income up 21.8% year-over-year, earnings per fully diluted share up 9 cents to $0.50
•	Strong cash flow from operations of $28 million
•	Book-to-bill ratio above 1
•	Company raises its annual guidance

 “We are pleased with our strong performance in the second quarter of 2011. NICE reached a new record high in revenues, demonstrated continued profit expansion, in line with the Company’s profitability goals, and once again generated strong cash from operations. We continued to acquire new customers, expand our business with existing ones, grow our bookings and secure a solid backlog. During the quarter, we continued on the path of innovation and enhancement of our product portfolio,” said Zeevi Bregman, President and Chief Executive Officer, NICE Systems.

“Furthermore, we continue to benefit from the trends that fuel NICE’s growth, including: the increased number of interactions between organizations and their customers through various communication channels, persistent security threats to people and assets, continuous financial crime attempts, as well as a growing focus on compliance with regulations. We believe that NICE is at the pole position to take advantage of these trends.” Mr. Bregman concluded.

 Non-GAAP Financial Highlights for the Second Quarter Ended June 30, 2011:

Revenues: Second quarter 2011 non-GAAP revenues reached a record $196.7 million, up 16.0% from $169.5 million in the second quarter of 2010.

Gross Profit: Second quarter 2011 non-GAAP gross profit and margin increased to $127.7 million and 64.9%, respectively, from $108.3 million and 63.9% in the second quarter of 2010.

Operating Income: Second quarter 2011 non-GAAP operating income and margin reached $36.1 million and 18.3%, respectively, increasing from $29.8 million and 17.6% in the second quarter of 2010.

Net Income: Second quarter 2011 non-GAAP net income and margin increased to $32.3 million and 16.4%, respectively, from $26.5 million and 15.6% in the second quarter of 2010.

Earnings per Fully Diluted Share: Second quarter 2011 non-GAAP earnings per fully diluted share increased to $0.50 up from $0.41 in the second quarter of 2010.

GAAP Financial Highlights for the Second Quarter Ended June 30, 2011:

Revenues: Second quarter 2011 revenues reached $195.5 million, up 16.0% from $168.5 million in the second quarter of 2010.

Gross Profit: Second quarter 2011 gross profit and margin increased to $118.7 million and 60.7%, respectively, up from $101.3 million and 60.1% in the second quarter of 2010.

Operating Income: Second quarter 2011 operating income increased to $15.1 million, up from $13.2 million in the second quarter of 2010. Operating margin in the second quarter of 2011 was 7.7%, compared with 7.8% in the second quarter of 2010.

Net Income: Second quarter 2011 net income and margin increased to $15.5 million and 8.0%, respectively, from $12.7 million and 7.5% in the second quarter of 2010.

Earnings per Fully Diluted Share: Earnings per fully diluted share in the second quarter 2011 increased to $0.24, from $0.20 in the second quarter of 2010.

Operating Cash Flow and Cash Balance: Second quarter 2011 operating cash flow was $27.7 million. As of June 30, 2011, total cash and equivalents were $658.5 million, with no debt. This follows share repurchases at a total amount of $28.8 million during the quarter.

Updated Fiscal Year and Introduction of Third Quarter Guidance:

Fiscal Year 2011: expected full year non-GAAP revenue is raised to the range of $785 and $805 million. Expected full year non-GAAP earnings per share, on a fully diluted basis, are raised to the range of $2.00 and $2.08.

Third Quarter 2011: non-GAAP revenue for the third quarter is expected to be between $197 and $203 million. Third quarter non-GAAP earnings per share, on a fully diluted basis, are expected to be in the range of $0.50 and $0.54.

Quarterly Results Conference Call

NICE management will host its earnings conference call at 8:30 AM EDT, 1:30 PM GMT, 3:30 PM Israel, to discuss the results and the company's outlook. To participate in the call, please dial the following dial-in numbers: United States 1-866-229-7198 or 1-888-668-9141, International +972-3- 9180609, United Kingdom 0-800-917-5108 Israel 03-9180609. The call will be webcast live on http://www.nice.com at http://www.nice.com/news-and-events/ir-events . An online replay will also be available approximately three hours following the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing: United States 1-888-782-4291, International +972-3-9255900, United Kingdom 0-800-917-4256 Israel 03-9255900.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share-based compensation expenses, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$87,852	$79,058	$169,154	$154,139
Services	107,599	89,471	211,594	174,311
Total revenue	195,451	168,529	380,748	328,450

Cost of revenue:
Product	28,732	27,500	55,735	53,541
Services	48,068	39,707	92,266	78,313
Total cost of revenue	76,800	67,207	148,001	131,854

Gross profit	118,651	101,322	232,747	196,596

Operating Expenses:
Research and development, net	26,853	23,239	52,754	45,466
Selling and marketing	48,608	41,944	98,979	84,535
General and administrative	22,013	18,200	46,090	37,852
Amortization of acquired intangible assets	6,047	4,760	11,444	9,491
Total operating expenses	103,521	88,143	209,267	177,344

Operating income	15,130	13,179	23,480	19,252

Finance and other income, net	2,560	1,848	5,379	3,676

Income before taxes on income	17,690	15,027	28,859	22,928
Taxes on income	2,141	2,318	5,163	4,141

Net income	$15,549	$12,709	$23,696	$18,787

Basic earnings per share	$0.24	$0.20	$0.37	$0.30

Diluted earnings per share	$0.24	$0.20	$0.36	$0.29

Weighted average number of shares outstanding used to compute:

Basic earnings per share	63,596	62,618	63,579	62,362
Diluted earnings per share	65,052	64,377	64,994	64,154

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2011	2010	2011	2010
GAAP revenues	$195,451	$168,529	$380,748	$328,450
Valuation adjustment on acquired deferred product revenue	897	450	2,403	941
Valuation adjustment on acquired deferred service revenue	310	565	503	2,752
Non-GAAP revenues	$196,658	$169,544	$383,654	$332,143

GAAP cost of revenue	$76,800	$67,207	$148,001	$131,854
Amortization of acquired intangible assets on cost of product	(7,279)	(5,637)	(14,007)	(11,080)
Valuation adjustment on acquired deferred cost of services	145	216	333	435
Cost of product revenue adjustment (1,2,4)	(74)	(100)	(228)	(202)
Cost of services revenue adjustment (1,2,3)	(641)	(397)	(1,392)	(1,016)
Non-GAAP cost of revenue	$68,951	$61,289	$132,707	$119,991

GAAP gross profit	$118,651	$101,322	$232,747	$196,596
Gross profit adjustments	9,056	6,933	18,200	15,556
Non-GAAP gross profit	$127,707	$108,255	$250,947	$212,152

GAAP operating expenses	$103,521	$88,143	$209,267	$177,344
Research and development (1,2,3)	(1,064)	(1,323)	(2,281)	(2,742)
Sales and marketing (1,2,3)	(2,070)	(1,073)	(4,287)	(2,823)
General and administrative (1,2,3)	(2,694)	(2,429)	(5,077)	(6,782)
Amortization of acquired intangible assets	(6,047)	(4,760)	(11,444)	(9,491)
Acquisition related expenses (4)	-	(81)	(5,406)	(619)
Non-GAAP operating expenses	$91,646	$78,477	$180,772	$154,887

GAAP taxes on Income	$2,141	$2,318	$5,163	$4,141
Tax adjustments re non-gaap adjustments	4,177	2,789	7,821	5,690
Non-GAAP taxes on income	$6,318	$5,107	$12,984	$9,831

GAAP net income	$15,549	$12,709	$23,696	$18,787
Valuation adjustment on acquired deferred revenue	1,207	1,015	2,906	3,693
Valuation adjustment on acquired deferred cost of services	(145)	(216)	(333)	(435)
Amortization of acquired intangible assets	13,326	10,397	25,451	20,571
Share-based compensation (1)	5,335	4,553	10,988	10,258
Re-organization expenses (2)	709	458	910	2,971
Acquisition related compensation expense (3)	499	311	1,361	622
Acquisition related expenses (4)	-	81	5,412	619
Tax adjustments re non-gaap adjustments	(4,177)	(2,789)	(7,821)	(5,690)
Non-GAAP net income	$32,303	$26,519	$62,570	$51,396

GAAP diluted earnings per share	$0.24	$0.20	$0.36	$0.29

Non-GAAP diluted earnings per share	$0.50	$0.41	$0.96	$0.80

Shares used in computing US GAAP diluted earnings per share	65,052	64,377	64,994	64,154

Shares used in computing Non-GAAP diluted earnings per share	65,052	64,377	64,994	64,154

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		June 30,		June 30,
		2011	2010	2011	2010
	Cost of product revenue	$(74)	$(100)	$(162)	$(202)
	Cost of service revenue	(619)	(397)	(1,292)	(1,016)
	Research and development	(734)	(1,012)	(1,445)	(2,120)
	Sales and marketing	(1,997)	(1,073)	(4,007)	(2,316)
	General and administrative	(1,911)	(1,971)	(4,082)	(4,604)
		$(5,335)	$(4,553)	$(10,988)	$(10,258)

(2)	Re-organization expenses
		Quarter ended		Year to date
		June 30,		June 30,
		2011	2010	2011	2010
	Cost of product revenue	$-	$-	$(60)	$-
	Cost of service revenue	-	-	-	(286)
	Research and development	-	-	(141)	-
	Sales and marketing	-	-	-	(507)
	General and administrative	(709)	(458)	(709)	(2,178)
		$(709)	$(458)	$(910)	$(2,971)

(3)	Acquisition related compensation expense
		Quarter ended		Year to date
		June 30,		June 30,
		2011	2010	2011	2010
	Cost of service revenue	$(22)	$-	$(100)	$-
	Research and development	(330)	(311)	(695)	(622)
	Sales and marketing	(73)	-	(280)	-
	General and administrative	(74)	-	(286)	-
		$(499)	$(311)	$(1,361)	$(622)

(4)	Acquisition related expenses
		Quarter ended		Year to date
		June 30,		June 30,
		2011	2010	2011	2010
	Cost of product revenue	$-	$-	$(6)	$-
	Research and development	-	(1)	(32)	(1)
	Sales and marketing	-	-	(2,207)	-
	General and administrative	-	(80)	(3,167)	(618)
		$-	$(81)	$(5,412)	$(619)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2011	2010
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$142,606	$109,526
Short-term investments	213,997	242,593
Trade receivables	112,783	99,257
Other receivables and prepaid expenses	38,212	31,924
Inventories	15,049	10,861
Deferred tax assets	6,850	6,798

Total current assets	529,497	500,959

LONG-TERM ASSETS:
Marketable securities	301,908	311,081
Other long-term assets	34,154	31,118
Property and equipment, net	25,025	22,014
Other intangible assets, net	140,947	141,632
Goodwill	573,260	527,614

Total long-term assets	1,075,294	1,033,459

TOTAL ASSETS	$1,604,791	$1,534,418

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$18,548	$20,019
Accrued expenses and other liabilities	347,402	307,031

Total current liabilities	365,950	327,050

LONG-TERM LIABILITIES:
Deferred tax liabilities	19,971	19,705
Other long-term liabilities	29,086	26,903

Total long-term liabilities	49,057	46,608

SHAREHOLDERS' EQUITY	1,189,784	1,160,760

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,604,791	$1,534,418

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Quarter ended		Year to date
	June 30,		June 30,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$15,549	$12,709	$23,696	$18,787
Adjustments to reconcile net income to net cash from operations:
Depreciation, amortization and other	17,201	13,841	32,828	27,475
Stock based compensation	5,335	4,553	10,988	10,258
Excess tax benefit from share-based payment arrangements	(85)	(8)	(469)	(195)
Net recognized losses on investments and derivatives	1,048	1,555	1,287	1,020
Deferred taxes, net	(4,177)	(2,798)	(6,925)	(5,465)
Changes in operating assets and liabilities
Trade Receivables	(2,241)	(4,821)	(7,885)	11,387
Other receivables and prepaid expenses	3,946	(7,601)	(715)	(9,031)
Inventories	(1,924)	1,463	(2,626)	2,004
Trade payables	449	1,805	(2,999)	(8,595)
Accrued expenses and other current liabilites	(8,274)	18,179	35,345	21,950
Other long-term liabilities	825	(78)	614	(438)

Net cash provided by operating activities	27,652	38,799	83,139	69,157

Investing Activities

Purchase of property and equipment	(4,304)	(2,494)	(7,492)	(5,041)
Proceeds from sale of property and equipment	19	10	19	8
Purchase of investments	(68,535)	(80,431)	(119,243)	(207,307)
Proceeds from investments	97,081	31,341	156,331	93,167
Capitalization of software development costs	(312)	(432)	(539)	(738)
Payments for acquisitions, net of cash acquired	(49)	(5,001)	(64,947)	(26,066)

Net cash provided by (used in) investing activities	23,900	(57,007)	(35,871)	(145,977)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	8,105	2,541	14,981	11,673
Purchase of treasury shares	(28,807)	-	(30,972)	-
Excess tax benefit from share-based payment arrangements	85	8	469	195

Net cash provided by (used in) financing activities	(20,617)	2,549	(15,522)	11,868

Effect of exchange rates on cash and cash equivalents	934	(536)	1,334	(762)

Net change in cash and cash equivalents	31,869	(16,195)	33,080	(65,714)
Cash and cash equivalents, beginning of period	110,737	165,292	109,526	214,811

Cash and cash equivalents, end of period	$142,606	$149,097	$142,606	$149,097